



12060001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2011** AND ENDING **12/31/2011** X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TFS Derivatives Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 OLD SLIP, 34th FLOOR
(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD SPINDEL **(212) 509-7800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036-6523**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, **Judith A. Ricciardi** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TFS Derivatives Corporation**, as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS Derivatives Corp.

(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2011

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

TFS Derivatives Corp.

(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 14,108,662
Commissions receivable, net of allowance of $359,070	10,396,989
Deposit at clearing broker	100,000
Due from affiliates	46,780
Deferred tax asset	149,000
Total assets	$ 24,801,431
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 3,912,885
Due to affiliate	150
Total liabilities	3,913,035
Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	2,244,999
Retained earnings	18,643,396
Total stockholder's equity	20,888,396
Total liabilities and stockholder's equity	$ 24,801,431

The accompanying notes are an integral part of this statement of financial condition.

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Description of Business

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition ("CFT"), a company organized in Switzerland. The Company is primarily a broker of over the counter equity and equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). Cash equity trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the "Clearing Broker"). TFS Derivatives Corp does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. All other trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company have been prepared in accordance with accounting principles generally accepted in the United States and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective January 1, 2011.

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement financial condition. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. At December 31, 2011, the Company had $3,811,369 of cash equivalents.

Revenue Recognition

Commissions are recognized on a trade date basis.

Commissions Receivable

Commissions receivable represent amounts due from customers. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that an impairment loss has been incurred, the amount of loss is measured as the difference between the receivables carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account.

Receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

2. Significant Accounting Policies (continued)

Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

3. Related Party Transactions

The Parent absorbs substantially all operating costs of the Company and in return charges the Company a management fee. Due to Parent on the statement of financial condition at December 31, 2011 primarily represents amounts that are due in connection with the management fee arrangement.

During the normal course of business, the Company may execute trades with affiliates. Included in commissions receivable on the statement of financial condition at December 31, 2011 is $1,050 of commissions receivable from affiliates.

The Company had a revenue sharing arrangement (the "Arrangement") with an affiliate during 2011 that was terminated in June 2011. Under the Arrangement the affiliate utilized the Company's office space for a business line, and in return, the Company received 100% of the net profits or net losses of this business line. There are no outstanding liabilities related to the Arrangement at December 31, 2011.

A royalty agreement was executed in 2008 between CFT and the Company. The royalty arrangement assesses a fee equal to 1.75% of gross commissions revenue for use of the Tradition name and logo and any other benefits the Company may derive from being associated with CFT. The Company prepaid the Q4 royalty fee at the request of CFT based on estimated volumes. Included in due from affiliates on the statement of financial condition at December 31, 2011 is $31,080 in connection with this agreement.

Included in due from affiliates on the statement of financial condition is $15,700 of commissions from customers received by an affiliate. The amount due is noninterest bearing and is due on demand.

4. Deposit at Clearing Broker

The Company is required to maintain a deposit at the Clearing Broker in order to conduct its business. At December 31, 2011, the Company had restricted cash of $100,000 including accrued interest with the Clearing Broker. This amount is included in deposit at clearing broker on the statement of financial condition.

5. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the deferred tax asset of $149,000 at December 31, 2011 is primarily attributed to the allowance for commission receivables, included in commissions receivable on the statement of financial condition. Deferred tax assets at December 31, 2011 are reflected without reduction for a valuation allowance. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to state and local taxes.

The Company is required to make an evaluation of its tax positions taken or expected to be taken to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority.

Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any reserves as a component of income tax expense. As of and during the year ended December 31, 2011, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2011, the Parent's tax returns for 2008 through 2010 are subject to examination by tax authorities.

6. Regulatory Requirements

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Rule 1.17 ("Rule 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires

6. Regulatory Requirements (Continued)

that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company is subject to a minimum net capital requirement of $45,000 under Rule 1.17.

At December 31, 2011, the Company had net capital of $10,408,027 which was $10,147,158 in excess of its required net capital of $260,869 under Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was approximately 38% at December 31, 2011.

The Company does not carry the accounts of customers and is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

7. Concentration of Credit Risk

At December 31, 2011, the Company's cash and cash equivalents were held at two major financial institutions. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation (the "FDIC"). Interest bearing accounts are insured up to $250,000 by the FDIC.

Included in cash and cash equivalents is $3,811,369 deposited with one financial institution subject to the $250,000 FDIC limit.

Commissions receivable represents amounts due from customers, which primarily consist of securities firms. At December 31, 2011, $7,191,042 (or 69%) in commissions receivable is concentrated among ten major securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

8. Fair Value of Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that

8. Fair Value of Financial Instruments (continued)

are significant to the valuation (level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company discloses amounts and reasons for significant transfers in and out of level 1 and level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either level 2 or level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value at December 31, 2011.

	Level 1	Level 2	Level 3	Total
Money market funds	$ 3,811,369	$ –	$ –	$ 3,811,369
Total financial assets at fair value	$ 3,811,369	$ –	$ –	$ 3,811,369

8. Fair Value of Financial Instruments (continued)

There were no transfers between level 1 and level 2 measurements during the year ended December 31, 2011. There were no financial assets or liabilities in level 3 as of December 31, 2011 or the year then ended.

9. Subsequent Events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.

Ernst & Young LLP

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SEC
Mail Processing
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STATEMENT OF FINANCIAL CONDITION

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

